December 30, 2019

Michael A. Jacobsen
Vice President, Finance, Chief Accounting Officer and Treasurer
Omeros Corp
201 Elliott Avenue West
Seattle, Washington 98119

       Re: Omeros Corp
           For 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-34475

Dear Mr. Jacobsen:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Period Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 2- Significant Accounting Policies
Major Customers, page 65

1. Please provide us proposed disclosure to be provided in future filings that names your major customers in accordance with Item 101(c)(1)(vii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael A. Jacobsen
Omeros Corp
December 30, 2019
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 if
you have questions.



FirstName LastNameMichael A. Jacobsen                    Sincerely,
Comapany NameOmeros Corp
                                                         Division of
Corporation Finance
December 30, 2019 Page 2                                 Office of Life
Sciences
FirstName LastName